UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

On May 29, 2015, Cencosud S.A. (“Cencosud” or the “Company”) issued a press release pertaining to its results of operations for the three month period ended March 31, 2015. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

	By:	/s/ Sebastián Rivera Martínez
		Name:	Sebastián Rivera Martínez
		Title:	Legal Manager

Date: June 1, 2015

Cencosud
First Quarter 2015
Adjusted EBITDA growth of 3.3% led
by a better performance in Chile,
Peru and Brazil.
Colombia recognized in 1Q15 a new
wealth tax payment of CLP 6,520
million. Excluding this effect,
Adjusted EBITDA for Colombia grew
4.1% YoY.
Argentina’s profitability dropped 7.5%
YoY reflecting a weaker demand and
higher SG&A expenses on the back
of increased wages (paritarias).
Positive SSS across the region with
the exception of Supermarkets
Brazil.
Cencosud achieved CLP 4,874
million increase in operating
income YoY as well as a reduction of
CLP 3,125 million of non-operating
losses. vs. 1Q14. Lower profit as a
result of higher tax expenses.

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Relevant Events

•	Changes in Management: Mr. Rodrigo Larrain, current Head of Shopping Center Division, will become the new Projects Managing Director, succeeding Mr. Stefan Krause. Mr. Krause will be leaving the Company on May 31, 2015. In Brazil, Mr. Alain Benvenuti will be the new Commercial Director of Gbarbosa. Mr. Benvenuti has over 20 years of experience in multinational retail companies.

•	JV with Scotiabank: On April 13th Cencosud received regulatory approval to develop its credit card business jointly with Scotiabank. On May 1, 2015, Cencosud S.A. announced the closing of the JV transaction with Scotiabank and received the proceeds for a total amount of USD 280 million for the 51% stake of the business, CLP 297,943 million (to pay down Cencosud debt) and CLP 179,459 million to pay Banco Paris debt.

•	Non-core assets: On April 23rd Cencosud engaged Credit Suisse for the sale of gas stations in Colombia, in line with the Company’s strategy to divest from non-core assets and reduce leverage.

•	Shareholders Meeting: On April 24th Cencosud S.A. held its Annual Ordinary Shareholders Meeting taking the following agreements:

•	Approval of CLP 20.59906 per share for final dividends that was paid on May 13th 2015.

•	Maintain the remuneration of the Company’s board members and Committee of Directors

•	Maintain PWC as the external audit firm and Feller Rate and Humphreys as the local rating agencies for 2015

•	20-F: On April 30, Cencosud filed its 20F with the SEC for fiscal year 2014.

Financial Highlights 1Q151

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Net revenues	2.652.647	2.490.161	6,5%
Cost of sales	-1.911.697	-1.821.666	4,9%

Gross profit	740.950	668.494	10,8%
Selling and administrative expenses	-630.187	-557.818	13,0%
Other income by function	16.302	9.194	77,3%
Other gain (Losses)	-9.554	-7.233	32,1%

Operating income	117.511	112.637	4,3%
Participation in profit or loss of equity method associates	1.745	1.310	33,2%
Net Financial Income	-53.293	-53.054	0,5%
Income (loss) from foreign exchange variations	-11.590	-5.104	127,1%
Result of indexation units	-911	-10.325	-91,2%

Non-operating income (loss)	-64.048	-67.173	-4,7%
Income before income taxes	53.463	45.464	17,6%
Income taxes	-33.358	-14.210	134,7%

Profit (Loss) from continued operations	20.105	31.253	-35,7%
Profit (Loss) from discontinued operations	2.327	5.259	-55,8%
Profit (Loss)	22.432	36.512	-38,6%

•	The two business division that represented 71% of gross profit in 1Q15 (Supermarkets and Department Stores) Cencosud achieved gross margin

[1]	In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, from June 2014 Cencosud has been reporting its results from discontinued operations from the Chilean financial retail business in a single line in the Consolidated Financial Statements. The results from those operations are in one line called “Profit (loss) from discontinued operations” (abbreviated as D.O. in this report) which consolidates the result from the financial service operations from Chile. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in “Discontinued Operations” segment. Therefore results from discontinued operations are shown in one line called “Profit (loss) from discontinued operations”.

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expansions. In the case of Supermarkets Brazil gross margin expanded 228 bps due to better negotiations with suppliers resulting in higher rebates and a more accurate pricing strategy accompanying inflation. In the case of Supermarkets Peru the 118 bps gross margin expansion was explained by an accurate promotional strategy. Following the same trend, Department Store improved its gross margin 159 bps YoY, reflecting expansions in both Chile and Peru.

•	Adjusted EBITDA increased by CLP 1,096 million and posted a slight compression of 37 bps in Adjusted EBITDA margin, mainly as a result of lower performance from Argentina. Excluding Argentina, Adjusted EBITDA margin expanded 28 bps YoY.

•	In spite of the increase in operating income and the decrease of non-operating losses in the period, Cencosud obtained a net income decrease of 38.6% on the back of higher tax expenses in Chile, Brazil and Colombia.

Consolidated Performance

Revenues

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Supermarkets	1,989,604	1,907,303	4.3%
Home Improvement	347,887	292,282	19.0%
Department Stores	222,927	214,068	4.1%
Shopping Centers	55,130	48,609	13.4%
Financial Services	82,330	77,536	6.2%
Others	644	-505	N.A.
Deconsolidation of D.O.	-45,876	-49,132	-6.6%
REVENUES	2,652,647	2,490,161	6.5%
Revenues from D.O.	45,876	49,132	-6.6%
REVENUES WITH D.O.	2,698,523	2,539,292	6.3%

Consolidated revenues, including D.O. increased 6.3% or CLP 159,230 million, driven by 13 net openings and positive SSS across all markets but Brazil, partially offset by the devaluation of the Colombian peso and Brazilian real against the Chilean peso (-14.3% and -19.9% respectively).

REVENUES IN LOCAL CURRENCY
	2015	2014	r %
Chile (CLP MM)	1,007,621	944,015	6.7%
Argentina (ARS MM)	10,505	8,354	25.8%
Brazil (BRL MM)	2,170	2,252	-3.6%
Peru (PEN MM)	1,134	1,085	4.5%
Colombia (COP MM)	898,800	898,710	0.0%

•	Supermarket revenue increased 4.3% (CLP 82,302 million) in 1Q15 YoY. Revenue increase in Argentina (+21.9%) driven by 22.0% SSS growth on the back of high inflation environment, partially offset by the closing of 3 stores. Revenue increase in Chile (+9.5%) driven by 8.0% SSS growth and the net opening of 14 stores since March 2014, on the back of Santa Isabel repositioning and gaining additional traction. Revenue increase in Peru (+5.9%) was driven by 2.1% SSS growth and the net opening of one store. Revenues decrease in Colombia (-9.2%) was the result of the devaluation of the COP vs. CLP (-14.3%) partially offset by a positive 0.7% SSS and 1 net opening. Revenue decrease in Brazil (-9.8%) was a result of negative SSS (-4.9% due to low single digit drop in food SSS and high single digit drop in non-food SSS) and the devaluation of BRL against CLP.

•	Home Improvement revenue increased 19.0% (CLP 55,604 million) YoY. Growth in sales was driven by a 29.5% increase in Argentina due to a 32.2% SSS growth and the opening of 2 new stores YoY. Revenue increased 6.5% in Chile due to a 4.1% SSS growth (on the back of a good performance from seasonal product lines such as swimming pool and camping, in addition to a categories layout adjustment) and the opening of 2 stores YoY. An 8.6% increase in Colombia was based on 1 opening YoY and a 7.4% SSS growth as a result of a better products mix after the clearance of obsolete inventories on 2H14.

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•	Department Store revenue was 4.1% up (+ CLP 8,860 million) YoY. The 67.0% revenue expansion from our Peruvian operations was on the back of 11.7% SSS growth and the opening of 3 new stores since 1Q14. In the case of Chile, the 2.1% revenue increase was explained by 1.5% SSS growth as a result of a better apparel consumption environment vs. 2014.

•	Shopping Center revenues expanded 13.4% YoY (CLP 6,521 million) in 1Q15. The 12.7% increase in Chile was driven by higher leases of antenna space, higher minimum lease due to the UF variation, updated lease terms for one anchor store, and higher parking revenues (increased traffic in Costanera Center and the start of parking fees in Portal Valparaiso). An 18.9% increase in Argentina was pushed up by higher occupancy rates and the expansion of Santiago del Estero Shopping Mall. An 8.0% increase in Peru was a result of the maturity of the Arequipa Center

•	Financial Services revenues increased 6.2%, or CLP 4,794 million, YoY. This reflected a 33.9% revenue growth from Argentine operation and a 15.2% revenue increase from the Peruvian operation. Both expansions reflect loan portfolio growth since 1Q14 due to higher sales in installments and adjustments in price and commissions. Additionally, case of Peru, loan portfolio growth was pushed by the Department Store business which continues to grow in the country. The 246% increase in Brazil is explained by the reversal of a BRL 6 million provision[2] and better risk behavior, partially offset by 7.0% lower revenues from Chile due to the reduction on the maximum chargeable rate of 9% annually. The 8.4% lower revenues from Colombia are explained by increased cost of funding (90 bps).

Gross Margin

Gross margin including D.O. increased 90 bps in 1Q15 to 28.6% from 27.7% in 1Q14 reflecting higher margins in Supermarkets and Department Stores.

(In millions of Chilean pesos as of March 31st, 2015)
First Quarter
	2015	2014	r %
Supermarkets	489.597	447.609	9,4%
Home Improvement	119.462	103.658	15,2%
Department Stores	59.079	53.327	10,8%
Shopping Centers	48.102	43.968	9,4%
Financial Services	53.934	54.466	-1,0%
Others	269	-909	N.A.
Deconsolidation of Discontinued Operations	-29.493	-33.623	-12,3%
GROSS PROFIT	740.950	668.494	10,8%
Gross Margin (%)	27,9%	26,8%	108,7 bps
Gross profit from D.O.	29.493	33.623	-12,3%
GROSS PROFIT with D.O.	770.443	702.118	9,7%
Gross Margin (%) with D.O.	28,6%	27,7%	90 bps

•	Supermarket gross profit increase 9.4% and also margin increased 114 bps in 1Q15, due to a less aggressive promotional activity in 1Q15 vs. 1Q14. In the case of Peru gross margin expansion (+118 bps) was explained by a more precise and direct promotional strategy addressed to each targeted segment (lower discounts, the way to communicate promotions, the elimination of some promotions in Metro stores). In the case of Brazil, gross margin expansion (+228 bps) was driven by better negotiations with suppliers resulting in higher rebates and a more accurate pricing strategy accompanying inflation.

•	Home Improvement gross profit increase 15.2% but gross margin decreased 113 bps in 1Q15. In Argentina gross margin decreased 334 bps explained by the positive effect in 2014 of accumulating inventories strategy, after the devaluation; additionally, our subsidiary Blaisten’s change the account of sales, previously registered when contracts were signed and now, according to IFRS rules, sales are registered when the product is delivered. In the case of Colombia, lower gross margin (-218 bps) is related to the establishment of obsolete inventory provisions in new stores and increased cost of logistics as the opening of stores are outside Bogotá.

2	The business over-provisioned BRL 6 million due to IT software risk model malfunction on renegotiated loans. Reversal was done on February 2015.

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•	Department Stores gross profit increased 10.8% and gross margin also increased 159 bps. In Chile, higher gross margins were the result of lower promotional activity explained by better levels of inventories, an improving apparel consumption environment, DecoHogar and a strong Back to School campaign. Gross margins in Peru expanded 840 bps to 15.8% in 1Q15 vs. 7.4% in 1Q14, as a result of improved scale.

•	Shopping Centers gross profit increased 9.4% however gross margin decreased 320 bps. In the case of Chile, gross margin decreased 102 bps as a result of the accumulative depreciation of assets that wasn’t reflected before (CLP 493 million), and was accounted as a one-time item (?) in March 2015. In the case of Argentina, gross margin decreased 769 bps reflecting higher estate taxes (CLP 411 million) and higher costs in security, cleaning and electricity.

•	Financial Services gross profit decreased 1.0% and gross margin also decreased 474 bps in 1Q15. In Chile margin compression was the result of a change in write-offs being done with 180 days to 90 days overdue and an increase of 100 bps in the cost of funding. In the case of Peru lower gross margin was on the back of an increase of 110 bps in the cost of funding and an increased charge associated to risk. In the case of Argentina, gross margin reduction was due to an increase in cost of funding of 180 bps.

Selling, General and Administrative Expenses

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Supermarkets	-412.863	-382,142	8,0%
Home Improvement	-90.862	-71.559	27,0%
Department Stores	-62.611	-59.004	6,1%
Shopping Centers	-13.614	-6.445	111.2%
Financial Services	-26.774	-19.420	37,9%
Others	-35.540	-31,076	14.4%
Deconsolidation of D.O.	12.076	11.827	2,1%
SG&A EXPENSES	-630.187	-557.818	13,0%
SG&A Margin (%)	-23,8%	-22,4%	-135,6 bps
SG&A from D.O.	-12.076	-11.827	2,1%
SG&A EXPENSES WITH D.O.	-642.263	-569.645	12,7%
SG&A Margin (%) with D.O.	-23,8%	-22,4%	-136,7 bps

SG&A expenses including D.O. in 1Q15 increased CLP 72,618 million YoY (up 11.7% YoY). Of the increase 72% is explained by Argentina, due to high inflationary environment and higher expenses related to legal contingencies. In the case of Supermarkets Chile the increase is mainly explained by the reversal of a CLP 2,400 million provisions related to headcount adjustment in 1Q14. SG&A expansion from Shopping Centers Chile was the result of higher real estate tax payments explained by the Tax Reform and higher expenses related to uncollectible lease payments.

EMPLOYEES (FULL TIME BASIS)
By Country	2015	2014	r %
Chile	59.807	58.527	2,2%
Argentina	26.690	26.899	-0,8%
Brazil	32.130	34.000	-5,5%
Peru	15.447	15.270	1,2%
Colombia	14.626	13.605	7,5%
Total	148.700	148.301	0,3%

By Business	2015	2014	r %
Supermarkets	112.926	113.968	-0,9%
Home Improvement	12.842	12.826	0,1%
Department Stores	14.074	13.229	6,4%
Shopping Centers	1.172	1.134	3,4%
Financial Services	2.688	2.857	-5,9%
Support Areas	4.998	4.287	16,6%
Total	148.700	148.301	0,3%

Operating Income

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Supermarkets	79.360	67,227	18.0%
Home Improvement	28.741	32.154	-10,6%
Department Stores	-3.324	-4.133	-19,6%
Shopping Centers	47.470	44.291	7.2%
Financial Services	27.574	35.145	-21,5%
Others	-44.474	-40,160	10.7%
Deconsolidation of D.O.	-17.835	-21.887	-18,5%
OPERATING INCOME	117.511	112.637	4,3%
Operating Margin (%)	4,4%	4,5%	-9,3 bps
Operating Income from D.O.	17.835	21.887	-18,5%
OPERATING INCOME WITH D.O.	135.347	134.524	0,6%
Operating Margin (%) with D.O.	5,0%	5,3%	-28,2 bps

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•	Supermarket operating income increased 18.0% YoY. This was the result of higher operating income from Peru (CLP 8,516 million) mainly explained by a more efficient promotional strategy addressed to each targeted segment. Brazil operating income improved CLP 5,301 million vs. 1Q14 as a result of higher rebates, a more accurate pricing strategy and lower SG&A expenses after headcount reductions. Argentina operating income increased (CLP 1,469 million) as a result of higher gross profit, partially offset by increased SG&A expenses as a result of high inflationary environment pressuring cleaning and security expenses. Lower operating result from Chile (CLP 2,738 million) is explained by higher SG&A expenses due to the reversal in 1Q14 of a provision for headcount reductions and the increase in security expenses. Lower operating result from Colombia (CLP 414 million) is explained by an increase in headcount YoY.

•	Home Improvement operating income decrease 10.6% YoY. In the case of Argentina, operating income decreased CLP 2,112 million as the result of higher SG&A expenses affected by the inflation pressure on security, cleaning and personnel expenses in addition to higher contingencies and the opening of two new stores. Chile’s operating income decreased CLP 1,016 million on the back of two store openings, Coronel and Chicureo, higher marketing expenses and higher severance expenses as a result of reduced headcount.

•	Department Stores posted a decrease on its operating loss of 19.6%. In the case of Chile, the operating loss reduction (CLP 1,299 million) was explained by higher gross profit, partially offset by higher SG&A expenses and decreased in Other Gains by CLP 1,411 million (in 2014 Cencosud had an insurance recovery associated to the fire that affected Johnson Mall del Centro).

•	Shopping Center operating income increased 7.2% YoY and excluding the revaluation of assets, shopping centers operating income decreased 8.2% YoY. Lower results from Chile (CLP 1,508 million) are explained by higher property tax explained by the Tax Reform and higher expenses related to uncollectible lease payments. Lower operating income from Argentina (CLP 1,268 million) is explained by higher uncollectible lease payments and insurances.

•	Financial Services operating income decreased 21.5% YoY. In Chile operating income decreased 18.7% as a result of lower gross profit and higher promotional activity as the Company is incentivizing the use of the open credit card. In the case of Peru, lower results are mainly explained by lower gross profit in addition to higher SG&A expenses explained by an increase in salesforce costs and new client enrolement campaigns. Lower operating income from Colombia is the result of lower gross profit in addition to greater SG&A as a result of higher cost of funding in the order of 90 bps. Higher contribution from Argentina is explained by a larger credit portfolio. Higher contribution from Brazil is explained by the reversal of a BRL 6 million provision[3] and a better risk behavior.

Non-Operating Income

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Operating income	117.511	112.637	4,3%
Participation in profit of equity method associates	1.745	1.310	33,2%
Net Financial Income	-53.293	-53.054	0,5%
Income (loss) from foreign exchange variations	-11.590	-5.104	127,1%
Result of indexation units	-911	-10.325	-91,2%

Non-operating income (loss)	-64.048	-67.173	-4,7%

3	The business over-provisioned BRL 6 million due to IT software risk model malfunction on renegotiated loans. Reversal was done on February 2015.

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•	Indexation Units loss decreased by CLP 9,414 million as a result of a decrease in the Company’s debt exposure to the UF. As of March 2014, 25% of total debt was in UF (after hedges) and in 1Q15 15% of total debt was denominated in UF. On November 19, 2014 Cencosud did early redemption of the total amount outstanding of line 443. On February 2015 Cencosud issued USD 1 billion (notes 2025 & 2045) using the proceeds to pay the bridge loan.

•	Decrease of 0.5% in net Financial Costs was related to a lower average interest rate YoY offset by increased gross debt of CLP 38,256 million.

•	Higher loss from Foreign Exchange Variations was the result of higher exposure to the US dollar. As of March 2015, 31% of total debt was denominated in US dollar after CCS. This increased exposure was partially offset by a lower devaluation of the CLP against USD during the period (CLP devaluated against the USD 5.1% in 1Q14 and 3.2% during 1Q15).

•	Income Taxes: income taxes increased CLP 19,148 million versus 1Q14 as a result of increase in the income tax rate in Chile (from 20% to 22.5%) and Colombia (from 34% to 39%), the new tax wealth in Colombia (+CLP 4,010 million), higher deferred tax in Brazil (+CLP 6,559 million) and lower use of FUT in Chile (+CLP 4,217 million).

EBITDA and Adjusted EBITDA

By Business Unit

(In millions of Chilean pesos as of March 31st, 2015)
	First Quarter
	2015	2014	r %
Supermarkets	112.836	98.813	14,2%
Home Improvement	34.143	36.915	-7,5%
Department Stores	4.819	2.235	115,6%
Shopping Centers	51.356	46.952	9,4%
Financial Services	28.542	36.173	-21,1%
Others	-57.417	-59.566	-3,6%
Deconsolidation of Discontinued Operations	-14.029	-15.639	-10,3%
EBITDA	160.251	145.883	9,8%
EBITDA Margin (%)	6,0%	5,9%	18,3 bps
EBITDA WITH D.O.	174.280	161.522	7,9%
EBITDA Margin (%)	6,5%	6,4%	9,7 bps

	First Quarter
	2015	2014	r %
Supermarkets	112.836	98.813	14,2%
Home Improvement	34.143	36.915	-7,5%
Department Stores	4.819	2.235	115,6%
Shopping Centers	38.380	40.243	-4,6%
Financial Services	28.542	36.173	-21,1%
Others	-40.575	-37.331	8,7%
Deconsolidation of Discontinued Operations	-18.370	-22.445	-18,2%
Adjusted EBITDA	159.775	154.603	3,3%
Adjusted EBITDA Margin (%)	6,0%	6,1%	-6,5 bps
Adjusted EBITDA with D.O.	178.144	177.048	0,6%
Adjusted EBITDA Margin (%)	6,6%	7,0%	-37,1 bps

By Country

	First Quarter
	2015	2014	r %
Chile	76.821	64.183	19,7%
Argentina	59.333	66.374	-10,6%
Brazil	7.713	-1.663	-563,7%
Peru	16.371	10.671	53,4%
Colombia	14	6.318	-99,8%
EBITDA	160.251	145.883	9,8%
EBITDA Margin (%)	6,0%	5,9%	18,3 bps
EBITDA with D.O.	174.280	161.522	7,9%
EBITDA Margin (%)	6,5%	6,4%	9,7 bps

	First Quarter
	2015	2014	r %
Chile	74.113	70.130	5,7%
Argentina	62.470	67.548	-7,5%
Brazil	8.713	845	931,6%
Peru	14.465	9.805	47,5%
Colombia	14	6.275	-99,8%
Adjusted EBITDA	159.775	154.603	3,3%
Adjusted EBITDA Margin (%)	5,9%	6,1%	-16,8 bps
Adjusted EBITDA with D.O.	178.144	177.048	0,6%
Adjusted EBITDA Margin (%)	6,6%	7,0%	-37,1 bps

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•	Supermarket EBITDA increase 14.2% due to better performance in Brazil, Argentina and Peru. Lower results from Chile are explained by a reversal of a severance provision in 1Q14 and higher security expenses. In Colombia the slight decrease is explained by the devaluation of COP however, considering EBITDA margin it remained stable YoY.

•	Home Improvement EBITDA decrease 7.5% versus the same period in 2014. Lower results from Argentina are related to a 38.3% increase in SG&A as a result of high inflationary environment pressuring cleaning and security expenses and the opening of 2 new stores. Chile decrease in EBITDA was the result of two store openings, higher marketing expenses and severance payments. In Colombia, better EBITDA is explained by higher SG&A dilution, which more than offset lower gross profit.

•	Department Store EBITDA increased 115.6% vs. 1Q14. In Chile, greater EBITDA is mainly related to higher gross profit as a result of a less aggressive pricing strategy, partially offset by greater SG&A expenses. In the case of Peru, lower results are explained by increased SG&A expenses but SG&A over sales improved 146 bps, as the operation gained scale.

•	Shopping Center EBITDA increased 9.4% versus the same period in 2014. The increase was due to a higher revaluation of assets in 1Q15 versus 1Q14 by CLP 6,267 million. Shopping Centers Adjusted EBITDA decreased 4.6%. Argentina and Chile lower results were a reflection of higher taxes YoY.

•	Financial Service EBITDA decrease 21.1% when compared to 1Q14 due mainly to higher cost of funding and in the case of Chile also by higher promotional activity. On the other hand, Brazil’s higher EBITDA is the result of increased loan portfolio and the reversal of a BRL 6 million provisions coupled with better risk behavior.

Balance Sheet Summary4

(In millions of Chilean pesos as of March 31st, 2015)
	mar-15 FECU	mar-15 Including D.O.	Dec 2014	Variation	%
Cash and cash equivalents	170.861	174.876	219.627	-44.751	-20,4%
Other financial assets, current	47.099	61.891	51.207	10.684	20,9%
Other non-financial assets, current	21.008	21.147	10.735	10.412	97,0%
Trade receivables and other receivables	703.443	1.118.002	1.227.229	-109.227	-8,9%
Receivables from related entities, current	502	502	1.371	-869	-63,4%
Inventory	1.083.795	1.083.795	1.094.610	-10.815	-1,0%
Current tax assets	71.728	72.267	54.553	17.714	32,5%
Total current assets other from non-current assets classified as held for sale	2.098.435	2.532.479	2.659.331	-126.853	-4,8%
Non-current assets classified as held for sale	779.369	—	—	—	N.A.
TOTAL CURRENT ASSETS	2.877.803	2.532.479	2.659.331	-126.853	-4,8%
Other financial assets, non-current	339.138	339.138	302.480	36.658	12,1%
Other non-financial assets, non-current	33.119	33.119	33.873	-754	-2,2%
Trade receivable and other receivables, non-current	32.218	154.273	155.593	-1.320	-0,8%
Equity method investment	53.489	53.489	52.248	1.241	2,4%
Intangible assets other than goodwill	390.143	597.931	608.114	-10.183	-1,7%
Goodwill	1.576.793	1.576.793	1.682.349	-105.555	-6,3%
Property, plant and equipment	2.903.025	2.905.111	3.011.545	-106.434	-3,5%
Investment property	1.678.769	1.678.769	1.663.592	15.177	0,9%
Current Tax assets, non-current	43.214	43.699	43.532	166	0,4%
Deferred income tax assets	484.385	497.296	503.846	-6.550	-1,3%
TOTAL NON-CURRENT ASSETS	7.534.293	7.879.618	8.057.172	-177.554	-2,2%
TOTAL ASSETS	10.412.096	10.412.096	10.716.503	-304.407	-2,8%

4	Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

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	mar-15 FECU	mar-15 Including D.O.	Dec 2014	Variation	%
Other financial liabilities, current	280.171	416.138	848.562	-432.424	-51,0%
Trade payables and other payables	1.798.380	1.836.286	2.011.140	-174.854	-8,7%
Payables to related entities, current	830	830	3.302	-2.472	-74,9%
Provisions and other liabilities	17.297	19.459	17.337	2.122	12,2%
Current income tax liabilities	63.200	65.859	60.973	4.885	8,0%
Current provision for employee benefits	82.366	83.819	104.746	-20.927	-20,0%
Other non-financial liabilities, current	46.184	46.184	43.104	3.080	7,1%
Total liabilities included in group of assets classified as held for sale	2.288.429	2.468.575	3.089.166	-620.591	-20,1%
Liabilities included in groups of assets classified as held for sale	212.058	—	—	212.058	N.A.
TOTAL CURRENT LIABILITIES	2.500.487	2.468.575	3.089.166	-620.591	-20,1%
Other financial liabilities, non-current	2.891.244	2.922.580	2.451.900	470.680	19,2%
Trade accounts payable, non-current	40.811	40.811	34.450	6.361	18,5%
Other provisions, non-current	104.770	104.770	104.766	4	0,0%
Deferred income tax liabilities	669.840	670.416	675.303	-4.887	-0,7%
Current tax liabilities	17.897	17.897	—	17.897	N/A
Other non-financial liabilities, non-current	64.676	64.676	69.433	-4.757	-6,9%
TOTAL NON-CURRENT LIABILITIES	3.789.238	3.821.150	3.335.852	485.298	14,5%
TOTAL LIABILITIES	6.289.725	6.289.725	6.425.017	-135.292	-2,1%

Paid-in Capital	2.321.381	2.321.381	2.321.381	—	0,0%
Retained earnings (accumulated losses)	2.183.082	2.183.082	2.166.549	16.533	0,8%
Issuance premium	526.633	526.633	526.633	—	0,0%
Other reserves	-908.259	-908.259	-722.245	-186.013	25,8%
Net equity attributable to controlling shareholders	4.122.838	4.122.838	4.292.318	-169.480	-3,9%
Non-controlling interest	-466	-466	-832	365	-43,9%
TOTAL NET EQUITY	4.122.371	4.122.371	4.291.486	-169.115	-3,9%

TOTAL NET EQUITY AND LIABILITIES	10.412.096	10.412.096	10.716.503	-304.407	-2,8%

Total assets including assets from D.O. decreased CLP 304 billion compared to December 31, 2014. The decrease in current assets (CLP 127 bn) was driven by a CLP 109 bn decrease in trade receivables as a result of the seasonality of the business (trade receivables increase in the fourth quarter due to holiday sales) and the currency effect from Brazil and Colombia. Decrease in current assets was also driven by a CLP 45 bn decrease in Cash and cash equivalents explained by currency devaluation from Brazil and Colombia. Both decreases were partially offset by CLP 18 bn increases in Current tax assets as a result of greater recoverable tax losses. The decrease of CLP 178 bn in non-current assets was driven by a CLP 106 bn decrease in Property, Plants and Equipment, a CLP 106 bn decrease in Goodwill. All decreases were explained by currency devaluation from Brazil and Colombia. They were partially offset by a CLP 37 bn increase in Other Financial Assets, non-current as a result of an increase of CLP 50 bn in derivatives for the hedging of foreign currency debt, partially offset by a decrease of CLP 13 bn in accounts receivables related to the Bretas purchase.

Total liabilities decreased 2.1% as a result of a CLP 621 bn decrease in current liabilities and a CLP 485 bn increase in non-current liabilities. Current liabilities decreased as a result of a CLP 432 bn decrease in Other financial liabilities, current, after the early payment of short term debt taken by our Brazilian subsidiary, a CLP 174 bn decrease in Trade payables and other payables due to currency swing in Colombia and Brazil. The decrease in current liabilities was partially offset by a CLP 471 bn increase in Other financial liabilities, non-current explained by the issuance of a dual-tranche bond in the international capital markets.

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Debt Amortization Schedule

(In millions of Chilean pesos as of March 31st, 2015)

Indebtedness

As of March 31, 2015, net financial debt, (not considering Cencosud’s banking activities) was CLP 2,649,089 million up from CLP 2,587,834 million as of December 31, 2014.

Financial Ratios5

(in times)	mar-15	dic-14
Net Financial Debt / Adjusted EBITDA	3,6	3,5
Financial Expense Ratio	3,1	3,1
Financial Debt / Equity	0,7	0,6
Total Liabilities / Equity	1,5	1,5
Current Assets / Current Liabilities	1,0	0,8

Interest rate risk

As of March 31, 2015, including the cross currency swaps, 63% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99.54% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of March 31, 2015, roughly 66% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 53.43% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the Company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, considering the effect of exchange rate hedging (Cross Currency Swaps), the Company’s exposure to the US dollar was 31% of the total debt of the Company as of March 31, 2015.

5	These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.

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Working Capital Ratios

	Inventory turnover			Average period of receivables			Average period of payables
(days)	1Q15	1Q14	r	1Q15	1Q14	r	1Q15	1Q14	r
Supermarkets	40,4	43,9	-3,4	9,9	12,0	-2,1	43,6	44,1	-0,5
Home Improvement	103,0	96,3	6,7	14,6	13,8	0,8	49,5	53,7	-4,2
Department Store	75,5	87,3	-11,8	8,0	11,6	-3,6	49,0	50,7	-1,7
Shopping Centers				54,0	39,5	14,5	32,8	31,3	1,6
Financial Retail							31,2	30,2	1,0

Inventory turnover:

•	In Supermarkets and department Store the inventory turnover ratio improved. In Supermarket the decrease in inventory days is due to lower days in Brazil, Peru, Colombia and Chile, partially offset by increased days in Argentina. For Department Store the decrease reflects a drop of 12 days in Chile and 80 days in Peru

•	Home Improvement inventory days increased 6.7 days due to an increase of 21 days in Argentina, partially offset by a decrease of 3 days in Chile and 75 days in Colombia.

Average period of receivables:

•	In Supermarket and Department Store days receivable decreased, due to lower days in Supermarket Brazil, Peru, Colombia and Chile. Days receivable of Department Stores accounted for a 4 day reduction in Chile, partially offset by the Peruvian operation.

•	Home Improvement and Shopping Center days receivable increased. Home Improvement Argentina increased days offset by lower days in Chile and Colombia. Shopping Center increased days due to higher days in Chile and Argentina.

Average Period of Payables:

•	Supermarkets, Home Improvement and Department Stores all saw a decrease in the ratio of days payable YoY. Supermarket decreased 3 days in Argentina, 1 day in Chile and 1 day in Colombia, partially offset by an increase of 2 days in Peru. Home Improvement decreased 6 days in Colombia, 5 days in Argentina, and 3 days in Chile. Department Stores decreased 2 days both in Chile and Peru.

•	Shopping Center and Financial Services increased its day payable. Shopping Centers saw an increase of 2 days in Argentina, partially offset by a drop of 5 days in Peru. Days payable of Financial Service Division saw an increase of 2 days in Argentina.

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Cash Flow Summary6

(In millions of Chilean pesos as of March 31st, 2015)
	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	50.136	-19.726	-62.097	-31.686
Shopping Centers	28.161	-6.564	-21.782	-185
Home Improvement	38.063	-19.726	-21.388	-3.052
Department Stores	16.798	-3.690	-14.600	-1.491
Financial Service	21.981	-12.199	53.273	63.055
Others	-27.430	1.956	24.099	-1.375
D.O. Adjustment	-98.261	-779	30.197	-68.843
Consolidated	29.449	-60.728	-12.297	-43.577

	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	-52.739	2.537	-10.771	-60.973
Shopping Centers	24.389	-10.651	-14.817	-1.079
Home Improvement	25.602	-5.487	-23.179	-3.064
Department Stores	8.851	-3.000	12.401	18.252
Financial Service	-1.194	-163	69.791	68.435
Others	-31.216	-1.071	87.089	54.801
D.O. Adjustment	-49.626	-150	-14.702	-64.477
Consolidated	-75.934	-17.984	105.813	11.895

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reached a negative net cash flow of CLP 43,577 million for the 12 months ended March 31, 2015 compared to a positive net cash flow of CLP 11,895 million for the 12 months ended March 31, 2014.

Operating activities

Net cash flow from operations improved YoY, to positive CLP 29,449 million for the 12 months ended March 31, 2015 from CLP (75,934) million for the 12 months ended March 31, 2014. All of the business divisions but D.O. improved their cash flow from operating activities. Net cash flow from supermarket operations increased primarily due to higher cash flows across the region. Net cash flow from home improvement operations improved mainly in Argentina and Chile. Net cash flow from department store operations increased as a result of improved EBITDA generation and better working capital. Net cash flow from shopping center operations increased as a result of a seasonal shift in cash reception from 4Q14 to 1Q15. Net cash flow from financial services operations increased due to seasonal portfolio reduction in in Argentina and Peru.

Investing Activities

Net cash flow from investing activities amounted to CLP (60,728) million for the 12 months ended March 31, 2015 from CLP (17,984) million for the 12 months ended March 31, 2014. In all the 3 retail divisions Cencosud increased its cash flow in investment activities, explained by an increase in mutual funds invested as of March 2015 (an increase of CLP 47,350 million YoY) due to the improvement in the cash from operating activities partially offset by lower investments in property, plant & equipment (CLP 1,190 million drop YoY) . In addition, the Shopping Centers Division decreased its investment activity mainly in Chile (CLP 5,340 million decreased in PP&E YoY).

6	Net cash flows relating to the operating, investing and financing activities of discontinued operations are also available on the notes of the Financial Statements filed to the SVS.

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CAPEX

Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 1Q15 was CLP 44,358 million, compared to CLP 51,271 million in 1Q14.

Country/Format	N° of stores	Net Openings Selling Space (m2)
Chile, Supermarkets	3	5.174
Argentina, Supermarkets	-4	-2.789
Brazil, Supermarkets	2	3.140
Peru, Supermarkets	1	2.348
Colombia, Supermarkets	1	1.337
Chile, Home Improvement	1	6.119
Chile, Department Stores	-1	-1.901

In the case of Supermarkets Chile the increase in total stores is 2 after the momentary closing of 1 store due to fire damages (Quilpué). In the case of Argentina, Cencosud closed a 456 m2 Rincon Jumbo Store that is not considered a store, therefore reducing the total amount of stores in the country by 4 when comparing 1Q15 to 4Q14. The Brazilian operation had 2 net openings (7,030 m2) and 1 closing (3,890 m2), in addition to a re-opening of 1 store that has been closed since June 2014.

Financing Activities

Net cash flows from financing activities amounted to CLP (12,297) million from CLP (105,813) million, for the 12 months ended March 31, 2015. In all the division Cencosud achieved the objective of higher outflows for the payment of loans due to the refinancing of debt to improve liquidity. As of March 2014 Cencosud financed the acquisition of its Supermarket operation in Colombia through the issuance of USD 1.200 MM in December 2012 international bond. In addition, net cash flows from financial service financing activities due to lower financing needs for portfolio growth.

Retail Market Commentary

Chile

The Chilean economy continued to improve in 1Q15, with economic growth of 3.0% YoY in January, 2.0% YoY in February, and 1.6% YoY in March, according to the Central Bank’s economic activity estimator. The economic recovery was led by both increased copper production and Chilean government investment, which improved 13% YoY and 60% YoY, respectively, in January.

Chile’s retail sector and consumer confidence appeared positive to start 1Q15 but March’s results signaled poor performance as the quarter closed. Retail sales started with a 1.9% YoY increase in January and continued to rise 2.9% YoY in February, but failed to continue this trend in March with a 0.4% YoY decrease, according to the National Statistics Institute. The Adimark consumer confidence index followed a similar trend in 1Q15, initially growing from 41.9 points in January to 44.7 points in February, but concluded March at 39.7 points.

Chile’s 1Q15 recovery has coincided with strong results for Cencosud as it posted 8.0% supermarket SSS growth, significantly above the 1.0% SSS growth in 1Q14. Home Improvement SSS grew at a consistent 4.1% and Department Stores SSS rebounded by 1.5%, where it saw a decrease of -1.6%, last quarter.

Argentina

Argentina’s economy opened the quarter stagnant but picked up as 1Q15 progressed. January saw neither an increase nor a decrease (0.0%), while February saw a YoY increase of 1.4%, according to the Argentina National Statistics and Census Institute (INDEC).

Consumer confidence rose from 44.22 points in December to 49.95 points in January. Confidence continued to grow in February to 50.47 and again in March to 52.60. Retail sales saw consistent YoY increases in January, February, and March posting 33.3%, 38.2%, and 21.1%, respectively.

The Argentine economy saw an inflation rate of 20.89% in January, 17.99% in February, and 16.54% in March, according to the Instituto Nacional de Estadistica y Censos.

Cencosud posted similarly strong growth in the quarter. Supermarket SSS continued to grow by 22.0%, as did Home Improvement SSS by a substantial 32.2%.

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Brazil

Brazil’s 1Q15 economic outlook appeared weak as the year begun but rebounded through the end of quarter. On a seasonally-adjusted basis, Brazil’s economy contracted -0.11% MoM in January, but subsequently grew by 0.36% in February, according to an economic activity index from the Central Bank. In January, MoM inflation was a marginal 0.89%, grew to 1.33% in February, but tapered off to 1.24% in March.

Consumer confidence continued to weaken throughout 1Q15: at 85.4 points in February and 82.9 points in March, its lowest level since the data series began in September 2005, according to the Getulio Vargas Foundation (FGV). This precipitous drop came as a result of increased unemployment, higher interest rates, and increased pricing eating into families’ budgets. Reflecting the weakening economy, retail sales only grew a modest 0.8% MoM in January and declined -0.1% MoM in February, according to the Brazilian Institute of Geography and Statistics.

“Besides economic issues such as inflation and labor, the Brazilian consumer is also worried about the current political turmoil and risks to water and energy supply”, stated FGV. Reflecting the challenging economic environment, Cencosud Brazil’s supermarket SSS fell 4.9% this quarter.

Peru

Peru reported positive economic indicators early in 1Q15, both overall and within the retail sector. Peruvian economic activity grew 1.7% YoY in January and 0.9% YoY in February, according to a report from the National Institute of Statistics. The retail sector outperformed Peru as a whole, growing 3.6% YoY in January and 3.4% in February.

Despite minimal economic activity, Cencosud Peru’s supermarket results mirrored the retail sectors growth over economic activity, posting 2.1% SSS growth in 1Q15.

Colombia

Overall, the Colombian retail sector disappointed, both in total sales and consumer confidence. Retail sales in Colombia saw a major decline of -29.92% MoM in January and continued to decrease by -5.16% MoM in February, according to the National Statistics Administration in Bogota. The Fedesarrollo Consumer Confidence Sentiment Index in Colombia decreased to 17.9 points in January, 14.0 in February and 2.30 in March of 2015 (five-year low).

Cencosud Colombia’s supermarket SSS grew by 0.7% during 1Q15, representative of the weakened consumer environment. Home improvement SSS increased by 7.4% in 1Q15, showing further progress from a 4.3% increase in 4Q14.

Retail Indicators

	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate
	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014
Chile	240	226	571.915	549.391	2.383	2.431	60,4%	60,1%
Argentina	286	289	526.182	518.364	1.840	1.794	55,6%	54,5%
Brazil	221	221	606.038	596.746	2.742	2.700	91,8%	91,5%
Peru	88	87	264.646	261.700	3.007	3.008	46,6%	49,3%
Colombia	101	100	425.219	429.683	4.210	4.297	27,8%	24,6%
Supermarkets	936	923	2.394.000	2.355.884	2.558	2.552
Chile	34	32	319.619	307.853	9.401	9.620	8,8%	3,1%
Argentina	50	48	383.786	373.490	7.676	7.781	22,0%	20,8%
Colombia	10	9	82.320	75.733	8.232	8.415	30,0%	33,3%
Home Improvement	94	89	785.725	757.075	8.359	8.506
Chile	78	78	374.318	374.053	4.799	4.796	73,1%	73,1%
Peru	9	6	45.232	31.990	5.026	5.332	88,9%	83,3%
Department Store	87	84	419.550	406.043	4.822	4.834
Chile	25	25	433.053	412.418	17.322	16.497	98,1%	96,5%
Argentina	22	18	277.203	241.410	12.600	13.412	97,0%	94,6%
Peru	4	3	71.191	58.388	17.798	19.463	90,7%	90,1%
Colombia	2	2	14.514	14.514	7.257	7.257	28,2%	31,2%
Shopping Centers	53	48	795.961	726.730	15.018	15.140
TOTAL	1.170	1.144	4.394.604	4.245.732	3.756	3.711

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figures in USD th	Average sales per store				Sales per Square meter
	1Q		Last Twelve Months		1Q		Last Twelve Months
	2015	2014	2015	2014	2015	2014	2015	2014
Chile	4.053	3.892	16.483	16.155	1.055	1.002	4.292	4.160
Argentina	2.831	2.311	10.576	9.845	977	808	3.648	3.444
Brazil	3.427	3.931	15.187	15.117	789	911	3.497	3.502
Peru	3.746	3.557	15.470	13.963	780	742	3.223	2.912
Colombia	3.301	3.729	15.560	14.963	486	541	2.292	2.171
Supermarket	3.416	3.349	14.153	13.567	838	823	3.471	3.333
Chile	6.161	6.061	22.889	22.975	406	394	1.509	1.493
Argentina	6.651	5.298	24.085	23.027	539	425	1.953	1.846
Colombia	2.736	3.681	11.502	12.549	206	266	866	906
Home Improvement	6.068	5.456	22.347	22.212	451	400	1.661	1.627
Chile	4.331	4.270	19.572	19.722	566	555	2.556	2.563
Peru	2.394	3.071	9.310	9.654	291	359	1.133	1.128
Department Store	4.161	4.218	18.672	19.287	540	545	2.423	2.494
Chile	1.978	1.755	7.931	7.368	73	67	294	280
Argentina	1.415	1.322	5.539	6.164	68	62	268	288
Peru	1.851	2.398	8.090	9.516	63	75	274	299
Colombia	1.873	1.955	8.051	6.793	162	169	695	586
Shopping Center	1.742	1.633	6.999	7.001	72	68	291	290

SAME STORE SALES
NOMINAL SSS	1Q15	12M 2014	1Q14	2Q14	3Q14	4Q14
Supermarket
Chile	8,0%	4,3%	1,0%	5,5%	4,4%	6,2%
Argentina	22,0%	29,0%	26,8%	33,3%	27,3%	28,7%
Brazil	-4,9%	-0,6%	1,1%	-2,7%	-0,7%	0,9%
Peru	2,1%	4,6%	3,7%	6,3%	4,1%	4,3%
Colombia	0,7%	-1,5%	-6,6%	-4,6%	0,8%	4,3%
Home Improvement
Chile	4,1%	2,7%	2,5%	3,1%	0,5%	4,3%
Argentina	32,2%	27,5%	29,3%	25,6%	28,9%	26,6%
Colombia	7,4%	-3,4%	-6,4%	-3,6%	-8,1%	4,3%
Department Store[7]
Chile	1,5%	-0,5%	0,6%	3,4%	-4,4%	-1,6%
Peru	11,7%	-0,1%	N.A.	-2,9%	-11,1%	7,9%

SS TICKETS	1Q15	12M 2014	1Q14	2Q14	3Q14	4Q14
Supermarket
Chile	2,2%	-1,4%	-4,1%	-0,5%	-1,2%	0,2%
Argentina	-8,1%	-5,4%	-4,0%	-5,1%	-6,9%	-5,4%
Brazil	-3,8%	-7,9%	-9,3%	-5,9%	-7,7%	-4,0%
Peru	-1,5%	-0,7%	-1,0%	0,3%	-2,9%	0,8%
Colombia	-1,7%	-5,9%	-10,0%	-7,5%	-5,0%	-1,0%
Home Improvement
Chile	1,1%	1,7%	1,6%	3,0%	-0,1%	2,1%
Argentina	-1,2%	-8,7%	-6,1%	-11,4%	-8,5%	-8,9%
Colombia	-6,2%	-3,2%	0,6%	-2,8%	-6,0%	-4,5%
Department Store
Chile	-7,6%	-0,7%	2,4%	3,6%	-3,4%	-3,9%
Peru	15,1%	-1,5%	N.A.	5,6%	-18,9%	9,5%

SS AVERAGE TICKET NOMINAL	1Q15	12M 2014	1Q14	2Q14	3Q14	4Q14
Supermarket
Chile	5,7%	5,8%	5,4%	6,1%	5,7%	5,9%
Argentina	32,6%	36,4%	32,2%	40,5%	36,7%	36,1%
Brazil	-0,7%	7,8%	16,1%	2,4%	7,7%	5,1%
Peru	3,6%	5,4%	4,8%	6,0%	7,2%	3,5%
Colombia	2,7%	4,6%	3,8%	3,2%	6,0%	5,3%
Home Improvement
Chile	3,0%	1,0%	0,9%	0,2%	0,6%	2,2%
Argentina	33,8%	39,8%	37,6%	41,8%	41,0%	39,0%
Colombia	14,5%	-0,2%	-7,0%	-0,8%	-2,3%	9,2%
Department Store
Chile	9,9%	0,2%	-1,8%	-0,1%	-1,1%	2,5%
Peru	-2,9%	1,5%	N.A.	-8,0%	9,6%	-1,4%

[7]	As part of its methodology for the calculation of SSS, Cencosud, did not exclude stores undergoing renovations or that were affected by the flooding in Northern Chile. Were these stores to be excluded SSS in the period for its department store business would have increased 2.6%

www.cencosud.com | 16

SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
1Q 2015					1Q 2014
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	134.638	99.774	34.864
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.603	221.501	250.102	9	479.925	218.889	261.036
Power Center	15	360.871	21.253	339.618	14	352.663	19.197	333.466
Total	25	1.103.061	433.053	670.008	25	1.085.146	412.418	672.728

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	96.098	72.376	23.723
Local	11	422.759	151.974	270.786	10	390.071	130.478	259.593
Factory	3	118.000	34.192	83.808	3	112.399	30.637	81.642
Power Center	6	104.890	15.748	87.863	3	65.568	7.443	58.125
Strip Center	1	5.000	507	4.493	1	4.657	477	4.180
Total	22	749.173	277.203	470.691	18	668.794	241.410	427.263

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	53.301	40.277	13.024
Local	1	30.280	17.075	13.204	1	29.664	17.085	12.579
Strip Center	2	16.968	10.481	6.486	1	5.754	1.026	4.728
Total	4	123.144	71.191	51.953	3	88.719	58.388	30.331

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.094	14.514	19.580	2	34.094	14.514	19.580
Total	2	34.094	14.514	19.580	2	34.094	14.514	19.580

Financial Services Indicators

CHILE	1Q14	2Q14	3Q14	4Q14	1Q15
Credit Card
Loan Portfolio (MM CLP)8	421.858	417.368	391.968	426.562	391.644
Provisions over Loans (%)9	6,0%	6,4%	6,1%	5,3%	5,1%
Average Loan per Customer (CLP)	299.130	300.937	296.523	314.403	308.626
Write-offs Net over Loans (%)10	7,2%	6,4%	6,9%	7,0%	6,4%
Write-offs Net (MM CLP)	7.641	13.356	21.593	28.947	6.399
Duration (days)	134	134	134	135	138
Monthly Statements of Accounts Issued (Th)	1.563	1.617	1.510	1.491	1.710
% of Sales w/Credit Cards over Total Sales
Hypermarkets	17,1%	17,6%	17,5%	17,8%	15,6%
Supermarkets	6,3%	6,1%	6,1%	6,0%	5,5%
Department Stores	42,4%	46,0%	43,2%	42,7%	37,8%
Home Improvement	20,2%	20,2%	20,2%	22,1%	18,1%
Banco Paris
Loan Portfolio (MM CLP)11	150.619	159.468	172.459	185.291	192.908
Provisions over Loans (%)	7,1%	7,3%	8,5%	9,2%	9,5%
Average Loan per Customer (CLP)	943.644	893.864	844.571	737.095	790.605
Write-offs Net over Loans (%)	2,0%	2,0%	2,4%	2,8%	4,7%
Write-offs Net (MM CLP)	728	1.556	2.816	4.618	2.197
ARGENTINA
Loan Portfolio (MARS)	2.109.655	2.284.336	2.541.714	3.094.474	3.185.424
Provisions over Loans (%)12	3,5%	3,9%	3,3%	3,6%	4,2%

8	Figures in Chile don’t include Johnson’s Portfolio. The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 27,223 million of the portfolios sold to Banco Paris as of March, 2015.
9	The ratio Provisions / Loan does not include CLP 3,902 million of anti-cyclical provisions registered in March, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment, and it doesn’t include CLP 4,213 million in provisions on the lines of credit or part of them not used by customers.
10	Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.
11	The Bank’s loan portfolio excludes the purchase of the portfolio to the credit card operations.
12	Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of March 2015 the amount in provisions reached ARS 18.8 million.

www.cencosud.com | 17

% of Sales w/Credit Cards over Total Sales
Supermarkets	8,4%	9,2%	9,3%	9,6%	8,5%
Home Improvement	17,6%	22,0%	22,2%	22,8%	22,0%
PERU[13]
Loan Portfolio (M PEN)	332.473	365.041	346.807	344.565	333.917
Provisions over Loans (%)	5,8%	5,5%	6,2%	6,8%	6,4%
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,6%	10,8%	10,7%	9,5%	9,2%
Department Stores	36,9%	43,3%	38,0%	28,4%	30,4%
BRAZIL[14]
Loan Portfolio (M BRL)	504.743	494.006	483.552	515.823	498.610
Provisions over Loans (%)	5,8%	6,9%	6,5%	5,3%	4,7%
% of Sales w/Credit Cards over Total Sales
Supermarkets	42,4%	44,6%	44,2%	44,2%	41,5%
COLOMBIA
Loan Portfolio (MM COP)	594.024	596.267	648.207	678.859	682.573
Provisions over Loans (%)	8,0%	8,8%	6,9%	7,3%	8,0%
% of Sales w/Credit Cards over Total Sales
Supermarkets	10,6%	11,9%	12,4%	12,7%	12,5%
Home Improvement	4,6%	5,9%	7,4%	6,1%	5,7%

Financial Data by Business Segment and Country

	First Quarter
	2015	2014
	CLP MM	CLP MM	r %
Chile	591.729	540.149	9,5%
Argentina	510.051	418.449	21,9%
Brazil	474.563	525.846	-9,8%
Peru	205.371	193.875	5,9%
Colombia	207.890	228.983	-9,2%
Supermarkets	1.989.604	1.907.303	4,3%
Chile	127.383	119.619	6,5%
Argentina	204.216	157.671	29,5%
Colombia	16.288	14.993	8,6%
Home Improvement	347.887	292.282	19,0%
Chile	211.678	207.332	2,1%
Peru	11.249	6.735	67,0%
Department Stores	222.927	214.068	4,1%
Chile	30.991	27.493	12,7%
Argentina	17.733	14.909	18,9%
Peru	4.059	3.756	8,0%
Colombia	2.347	2.450	-4,2%
Shopping Centers	55.130	48.609	13,4%
Chile	45.876	49.304	-7,0%
Argentina	22.543	16.838	33,9%
Brazil	1.853	535	246,2%
Peru	10.313	8.954	15,2%
Colombia	1.746	1.906	-8,4%
Financial Service	82.330	77.536	6,2%
Chile	-36	118	-130,7%
Argentina	955	649	47,3%
Peru	536	3	17527,9%
Colombia	-812	-1.275	-36,3%
Other	644	-505	-227,4%
D.O.	-45.876	-49.132	-6,6%
TOTAL REVENUES	2.652.647	2.490.161	6,5%

Chile	-449.296	-409.216	9,8%
Argentina	-351.504	-288.216	22,0%
Brazil	-375.277	-427.845	-12,3%
Peru	-158.144	-151.585	4,3%
Colombia	-165.787	-182.832	-9,3%
Supermarkets	-1.500.007	-1.459.694	2,8%
Chile	-92.179	-87.192	5,7%
Argentina	-123.950	-90.441	37,1%
Colombia	-12.296	-10.992	11,9%
Home Improvement	-228.425	-188.624	21,1%
Chile	-154.381	-154.507	-0,1%
Peru	-9.468	-6.234	51,9%

13	Since March 2014 Cencosud began writing off all loans with more than 120 days of delinquency.
14	Includes only Gbarbosa.

www.cencosud.com | 18

Department Stores	-163.849	-160.741	1,9%
Chile	-1.988	-1.484	34,0%
Argentina	-4.925	-2.994	64,5%
Peru	-35	-65	-45,5%
Colombia	-79	-99	-20,0%
Shopping Centers	-7.028	-4.641	51,4%
Chile	-16.383	-15.623	4,9%
Argentina	-6.316	-4.172	51,4%
Peru	-5.698	-3.275	74,0%
Financial Service	-28.396	-23.071	23,1%
Chile	-81	-143	-42,9%
Argentina	95	-258	N/A
Peru	-502	-3	15183,1%
Colombia	113	0	N/A
Other	-375	-404	-7,2%
D.O.	16.383	15.509	5,6%
COST OF SALES	-1.911.697	-1.821.666	4,9%

Chile	142.433	130.933	8,8%
Argentina	158.547	130.233	21,7%
Brazil	99.286	98.002	1,3%
Peru	47.227	42.290	11,7%
Colombia	42.104	46.151	-8,8%
Supermarkets	489.597	447.609	9,4%
Chile	35.204	32.427	8,6%
Argentina	80.266	67.230	19,4%
Colombia	3.992	4.001	-0,2%
Home Improvement	119.462	103.658	15,2%
Chile	57.298	52.826	8,5%
Peru	1.781	501	255,6%
Department Stores	59.079	53.327	10,8%
Chile	29.002	26.009	11,5%
Argentina	12.809	11.916	7,5%
Peru	4.024	3.692	9,0%
Colombia	2.268	2.351	-3,5%
Shopping Centers	48.102	43.968	9,4%
Chile	29.493	33.680	-12,4%
Argentina	16.227	12.666	28,1%
Brazil	1.853	535	246,2%
Peru	4.616	5.678	-18,7%
Colombia	1.746	1.906	-8,4%
Financial Service	53.934	54.466	-1,0%
Chile	-117	-25	368,3%
Argentina	1.050	391	168,8%
Peru	34	0	-14404,6%
Colombia	-698	-1.275	-45,2%
Other	269	-909	-129,5%
D.O.	-29.493	-33.623	-12,3%
GROSS PROFIT	740.950	668.494	10,8%

Supermarkets	-412.863	-382.142	8,0%
Shopping Centers	-13.614	-6.445	111,2%
Home Improvement	-90.862	-71.559	27,0%
Department Stores	-62.611	-59.004	6,1%
Financial Service	-26.774	-19.420	37,9%
Others	-35.540	-31.076	14,4%
D.O.	12.076	11.827	2,1%
SG&A	-630.187	-557.818	13,0%

Supermarkets	79.360	67.227	18,0%
Shopping Centers	47.470	44.291	7,2%
Home Improvement	28.741	32.154	-10,6%
Department Stores	-3.324	-4.133	-19,6%
Financial Service	27.574	35.145	-21,5%
Others	-44.474	-40.160	10,7%
D.O.	-17.835	-21.887	-18,5%
OPERATING RESULT	117.511	112.637	4,3%

Supermarkets	112.836	98.813	14,2%
Shopping Centers	51.356	46.952	9,4%
Home Improvement	34.143	36.915	-7,5%
Department Stores	4.819	2.235	115,6%
Financial Service	28.542	36.173	-21,1%
Others	-57.417	-59.566	-3,6%
D.O.	-14.029	-15.639	-10,3%

www.cencosud.com | 19

EBITDA	160.251	145.883	9,8%

Supermarkets	112.836	98.813	14,2%
Shopping Centers	38.380	40.243	-4,6%
Home Improvement	34.143	36.915	-7,5%
Department Stores	4.819	2.235	115,6%
Financial Service	28.542	36.173	-21,1%
Others	-40.575	-37.331	8,7%
D.O.	-18.370	-22.445	-18,2%
ADJUSTED EBITDA	159.775	154.603	3,3%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS, EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	First Quarter 2015	2014
	CLP MM	CLP MM	r %
Profit (Loss)	20.105	31.253	-35,7%
Profit (loss) from discontinued operations	2.327	5.259	-55,8%
Net Financial Costs	53.293	53.054	0,5%
Net financial costs from discontinued operations	10.493	8.505	23,4%
Result from Indexation Units	911	10.325	-91,2%
Result from Indexation Units from discontinued operations	-1	1.267	-100,1%
Result from Exchange Variations	11.590	5.104	127,1%
Result from Exchange Variations from discontinued operations	4.342	5.540	-21,6%
Income taxes	33.358	14.210	134,7%
Income taxes from discontinued operations	675	1.317	-48,7%
Depreciation & Amortization	53.495	47.365	12,9%
Depreciation & Amortization from discontinued operations	534	558	-4,3%
Revaluation of Investment Properties	-12.977	-6.709	93,4%
Adjusted EBITDA	178.144	177.048	0,6%

PROFORMA
Profit (Loss)	22.432	36.512	-38,6%
Net Financial Costs	63.786	61.559	3,6%
Result from Indexation Units	910	11.592	-92,2%
Result from Exchange Variations	15.932	10.644	49,7%
Income taxes	34.033	15.527	119,2%
Depreciation & Amortization	54.029	47.923	12,7%
Revaluation of Investment Properties	-12.977	-6.709	93,4%
Adjusted EBITDA	178.144	177.048	0,6%

www.cencosud.com | 20

Quarter ended March 31, 2015 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	D.Store	Financial Service	Others	D.O.	Consolidated	Pro- forma
Net Income	79.435	49.141	28.741	-3.324	27.574	-159.134	-2.327	20.105	22.432
Financial Expense (net)	0	0	0	0	0	63.786	-10.493	53.293	63.786
Income Tax Charge	0	0	0	0	0	34.033	-675	33.358	34.033
EBIT	79.435	49.141	28.741	-3.324	27.574	-61.315	-13.495	106.756	120.251
Depreciation and Amortization	33.401	2.216	5.402	8.143	968	3.899	-534	53.495	54.029
EBITDA	112.836	51.356	34.143	4.819	28.542	-57.417	-14.029	160.251	174.280
Exchange differences	0	0	0	0	0	15.932	-4.342	11.590	15.932
Revaluation of Investment Properties	0	-12.977	0	0	0	0	0	-12.977	-12.977
Gains from indexation	0	0	0	0	0	910	1	911	910
Adjusted EBITDA	112.836	38.380	34.143	4.819	28.542	-40.575	-18.370	159.775	178.144

Quarter ended March 31, 2014 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	D.Store	Financial Service	Others	D.O.	Consolidated	Pro- forma
Net Income	67.271	45.557	32.154	-4.133	35.145	-139.482	-5.259	31.253	36.512
Financial Expense (net)	0	0	0	0	0	61.559	-8.505	53.054	61.559
Income Tax Charge	0	0	0	0	0	15.527	-1.317	14.210	15.527
EBIT	67.271	45.557	32.154	-4.133	35.145	-62.396	-15.081	98.518	113.598
Depreciation and Amortization	31.541	1.396	4.761	6.368	1.027	2.830	-558	47.365	47.923
EBITDA	98.813	46.952	36.915	2.235	36.173	-59.566	-15.639	145.883	161.522
Exchange differences	0	0	0	0	0	10.644	-5.540	5.104	10.644
Revaluation of Investment
Properties	0	-6.709	0	0	0	0	0	-6.709	-6.709
(Losses) gains from indexation	0	0	0	0	0	11.592	-1.267	10.325	11.592
Adjusted EBITDA	98.813	40.243	36.915	2.235	36.173	-37.331	-22.445	154.603	177.048

Macroeconomic Information

End of period Exchange Rate

	03/31/2015	03/31/2014	% change
CLP / USD	626,6	551,2	13,7%
CLP / AR$	71,0	68,9	3,1%
CLP / Colombian	0,24	0,28	-14,3%
CLP / Peruvian Nuevo Sol	202,4	196,3	3,1%
CLP / Brazilian Real	195,8	244,4	-19,9%

Inflation

	03/31/2015	03/31/2014
Chile	4,20%	3,50%
Brazil	8,13%	6,15%
Peru	3,02%	3,38%
Colombia	4,56%	2,51%

www.cencosud.com | 21

Marisol Fernández León

IRO

Phone +562 2959 0545

mariasoledad.fernandez@cencosud.cl

Natalia Nacif	Ignacio Reyes Miranda
Senior IR Analyst	Senior IR Analyst
Phone +562 2959 0368	Phone +562 2959 0804
natalia.nacif@cencosud.cl	Ignacio.reyesmiranda@cencosud.cl

Webcast & Teleconference Information

Monday June 1, 2015

12:00 PM Santiago

11:00 AM New York

Participant Dial-IN

Toll Free: 877-407-8031

International: 201-689-8031

Conference ID #: 13609467

Replay:

Toll Free: 1-877-660-6853

International: 1-201-612-7415

Webcast available at

http://www.cencosud.com/en/inversionistas/

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.